SEC $COPY$ **A 1 3 5 2003**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03014472

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-14927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___0/01/02___ AND ENDING ___12/31/02___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Magacs

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Bundy Rd
_____
(No. and Street)

ITHACA   NY   14850
(City)   (State)   (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  John Magacs   607 272 7448
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

"Exempt"
_____
(Name – if individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions ☐

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John MAGACS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____John MAGACS_____ , as of _____DECEMBER 31_____, 20_02_ , are true and correct☐ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Sole PROPRIETOR
Title

_____
Notary Public

MAUREEN REYNOLDS
Notary Public, State of New York
Qualified in Tompkins County
No. 04RE5018862
Commission Expiration Date 10/12/05

This report ** contains (check all applicable boxes):

☒ (a) Facing Page☐
☒ (b) Statement of Financial Condition☐
☒ (c) Statement of Income (Loss)☐
☒ (d) Statement of Changes in Financial Condition☐
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital☐
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors☐
☒ (g) Computation of Net Capital☐
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3☐
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3☐
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3☐
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation☐
☒ (l) An Oath or Affirmation☐
☐ (m) A copy of the SIPC Supplemental Report☐
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit☐

**For conditions of confidential treatment of certain portions of this filing, see section 240☐7a-5(e)(3)☐*

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2002

John Magacs, 293 Bundy Road, Ithaca, NY 14850
SEC File #8-14927, SS#113-18-4938

Assets:

Tompkins Trust Co. account 304681148	$6,461.92	
Total assets		$6,461.92
Liabilities	-0-	
Net worth	$6,461.92	
Total liabilities and net worth		$6,461.92

STATEMENT OF INCOME (LOSS)

Income

NASD rebates	$197.00	
Commissions on sales of mutual funds	$2,975.78	
Total income		$3,172.78

Expenses

NASD fees	$688.00	
Salary	$2,484.78	
Total expenses		$3,172.78
Net income		-0-

STATEMENT OF CHANGES IN SOLE PROPRIETORS CAPITAL

Net worth December 31, 2001	$7,746.92	
Net worth December 31, 2002	$6,461.92	
Net change in capital		(1,285.00)

COMPUTATION OF NET CAPITAL

Net worth	$6,461.92
Net capital	$6,461.92
Net capital required :$5000.00	

Since the firm deals in mutual funds only it is exempt from SEC Rule 15c3-3.

STATEMENT OF CASH FLOW

Cash on hand December 31, 2001	$7,746.92
Commissions received	$2,975.78
NASD rebates	$197.00
NASD fees and expenses	$688.00
Salary paid	$2,484.78
Decrease in capital	$(1,285.00)
Cash on hand December 31, 2002	$6,461.92

There were no liabilities subordinated to claims of general creditors on December 31, 2001 or December 31, 2002.

Claim for Exemption of Accountants Opinion

Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealers securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

293 Bundy Road
Ithaca, New York 14850

January 20, 2003

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

SEC File 8-14927

Gentlemen:

Enclosed is the 2002 Annual Statement of Financial Condition for John Magacs.

I hereby request approval by the Securities and Exchange Commission to continue submitting statements without an independent accountants opinion as the Securities and Exchange Commission has accepted in the past.

Reasons for this are stated in the "Claim of Exemption of Accountants Opinion" included in my statement of financial condition:

> Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealer securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

Very truly yours,

John Magacs

John Magacs